 Exhibit 99.1

Enthusiast Gaming Secures $10 Million Expansion of Credit Facility

LOS ANGELES, Sept. 19, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced that it has secured an expansion of its existing term credit facility by way of amendment, increasing the size of the facility from $10 million to $20 million (the “Facility”).

Together with the Company’s $5 million operating facility, the amendment provides the Company with access to up to $15 million of incremental non-dilutive capital which the Company intends to use for working capital and general corporate purposes, including the bolstering of cash reserves as the Company continues to execute its business plan.

“We are very pleased with the terms of the amended Facility, which provides us with increased financial flexibility through the use of non-dilutive capital and demonstrates a high level of confidence in our business plan and path to profitability from a first-rate lender,” commented Adrian Montgomery, Chief Executive Officer of Enthusiast Gaming. “The additional capital provided by this amendment puts us in a strong cash position and provides ample liquidity to secure the Company’s continued success by enhancing our ability to execute on our flywheel business model. In particular, our ability to use the additional capital to continue to take advantage of exciting new opportunities as they arise, such as our recently announced, first-of-its- kind gaming collaboration with the NFL to launch NFL Tuesday Night Gaming, will allow us to continue to grow our brand and expand our global partnerships in unique and engaging ways.”

The amendment includes related modifications of certain financial covenants pertaining to the Company. The remaining terms, conditions, and covenants of the Facility, including the maturity date and security provided in respect of the Facility, remain materially consistent with the terms, conditions, and covenants of the Facility prior to the amendment, as described in the Company’s press release dated December 16, 2021.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
 investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the use and potential impact of the proceeds of the Facility amendment on the Company’s operations.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.